Exhibit 21.1

Subsidiaries of Derma Sciences, Inc.

Legal Name	Trade Name	State/Province of Incorporation

Derma First Aid Products, Inc.	Derma First Aid Products, Inc.	Pennsylvania, United States
Derma Sciences Canada Inc.	Derma Sciences Canada Inc.	Ontario, Canada
Sunshine Products, Inc.	Sunshine Products, Inc.	Missouri, United States
Derma Sciences Europe, Ltd.	Derma Sciences Europe, Ltd.	England, United Kingdom
MedEfficiency, Inc.	MedEfficiency, Inc.	Delaware, United States